APPROVAL OF AMENDMENT TO FIDELITY BOND

RESOLVED, that the actions taken by the officers in updating the current series of the Trust be, and hereby are, approved.

RESOLVED FURTHER, that the Secretary or any Assistant Secretary of the Trust is hereby directed to make the filings and give the notices required by Rule 17g-1 under the Investment Company Act of 1940.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED	BOND NUMBER

Investment Managers Series Trust	07873113B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	December 3, 2013 to December 3, 2014	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o Stone Toro Long Short Fund, each a series of:	May 16, 2014
o 361 Global Macro Opportunity Fund	June 30, 2014
o AAM/HIMCO Short Duration Fund	June 30, 2014
o Chartwell Short Duration High Yield Fund	July 15, 2014
Investment Managers Series Trust
o Regal Total Return Fund, a series of:	May 27, 2014
Investment Managers Series Trust II

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN 1.1-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED	BOND NUMBER

Investment Managers Series Trust	07873113B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	December 3, 2013 to December 3, 2014	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond as of the effective date indicated:

EFFECTIVE DATE
o Jubak Global Equity Fund	May 12, 2014
o Bridgehampton Value Strategies Fund, each a series of:	June 27, 2014
Investment Managers Series Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN 1.1-00 (1/02)